Mail Stop 3561
								November 21, 2006


Andrew C. Levy
Managing Director and Secretary
Allegiant Travel Company
3301 N. Buffalo Drive, Suite B-9
Las Vegas, Nevada 89129

Re:      Allegiant Travel Company
	Amendment No. 3 to Registration Statement on Form S-1
	Filed on November 20, 2006
	File No. 333-134145

Dear Mr. Levy:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis of Financial Condition and Results of Operations
Off-Balance Sheet Arrangements, page 53
1. We note your disclosure that subsequent to December 31, 2005, you
purchased three of your aircraft that were previously under
operating
leases. You state further that your payments under your operating leases will be reduced by approximately $980,000 in 2006, $1,680,000 in 2007, and $980,000 in 2008, as a result of these purchases. However, it appears from Note 14 to your financial statements that each of your aircraft purchases was partially or fully funded using financing provided by the seller. As such, we believe that you should expand your disclosure either in this section or directly below your contractual obligations table to discuss the amounts that your periodic long-term debt payments (i.e. for the next five years and thereafter) will increase as a result of your aircraft purchases.

Business
Competition, page 79
2. On page 80, revise to omit the comparisons with US Airways, United, American and Northwest Airlines. For example, remove your statements indicating that you have a unit cost advantage over other airlines because the other airlines use smaller jets, and remove the statement indicating that legacy carriers tend to charge higher restrictive fares and have a longer elapsed time of travel.

People, page 80
3. As a follow-up to the comment above, remove the statement indicating that your employees` high quality service differentiates you from your competitors, or provide support for this statement. Further, we remind you that your registration statement should be updated to reflect the flight attendant vote on third party representation prior to effectiveness.

Aircraft Fuel, page 83
4. We note your disclosure that you have formed a wholly-owned subsidiary that has entered into a limited liability company operating agreement with an affiliate of Orlando Sanford International Airport to engage in contract fueling transactions for the provision of aviation fuel to airline users at that airport. Please tell us and disclose: i) the relationship of the limited liability company to your company (e.g. joint venture, equity investee, consolidated investee); and ii) your intended accounting treatment for the limited liability company operating agreement. As a part of your response, please discuss any accounting literature that you have relied upon in determining your intended accounting treatment.

Legality Opinion - Exhibit 5.1
5. Please confirm that the reference and limitation to the "internal corporate law of the State of Nevada" includes the statutory provisions and also all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting these laws.
See Section VIII A.14 of the CF Current Issues Outline.


**********

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jeffrey Sears at (202) 551-3302 or Michael Fay at (202) 551-3812, if you have questions regarding comments on the financial statements and related matters. Please contact Johanna Losert at (202) 551-3325 or me at (202) 551-3454 with any other questions.

Sincerely,



Sara Kalin
Legal Branch Chief



cc:	Via Facsimile:  (404) 233-2188
	Mr. Robert Goldberg, Esq.
	Ellis Funk, P.C.
Andrew Levy
Allegiant Travel Company
November 21, 2006
Page 3